UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ARVANA INC.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

043279 20 7

(CUSIP Number)

Altaf Nazerali

3001-788 Richards Street

Vancouver, British Columbia

Canada V6B 0C7

Telephone: (604) 628-7597

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 043279 20 7

1. NAMES OF REPORTING PERSONS.	Altaf Nazerali

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3. SEC USE ONLY

4. SOURCE OF FUNDS (SEE INSTRUCTIONS)	OO/PF(1)

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6. CITIZENSHIP OR PLACE OF ORGANIZATION	CANADA

NUMBER OF SHARED BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7. SOLE VOTING POWER	26,403,214 (direct and indirect)
8. SHARED VOTING POWER	0
9. SOLE DISPOSITIVE POWER 26,403,214 (direct and indirect)	26,403,214 (direct and indirect)
10. SHARED DISPOSITIVE POWER	0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,403,214(2) shares of common stock (direct and indirect ownership)

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
77.32%(3)

14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	IN

(1) The Reporting Person with related entities provided a series of loans to the Issuer and satisfied payables on behalf of the Issuer with personal funds and in addition rendered services to the Issuer. The amounts payable to the Reportitng Person were settled in two tranches dated November 10, 2020 (as reported on Form 10-Q filed with the Commission on November 19, 2020 and his initial filing on Schedule D filed with the Commission on December 4, 2020), and July 23, 2021(as reported on Form 8-K filed with the Commission on July 29, 2021, and his amended filing on Schedule D filed with the Commission on August 6, 2021) in exchange for shares of the Issuer’s restricted common stock.

(2) The Reporting Person has legal title and voting rights over the common shares reported hereto.

(3) The given percentage is calculated by dividing the aggregate number of shares of common stock beneficially owned by the Reporting Person (26,403,214) by the total number of shares effectively outstanding at October 29, 2021, as reported in the Issuer’s Form 8-K filed with the Commission on July 29, 2021, and to date.

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ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the shares of common stock, par value $0.001, of Arvana Inc., a Nevada corporation with principal executive offices located at 299 South Main Street, 13th Floor, Salt Lake City, Utah 84111. The Issuer has 34,148,518 shares of common stock issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND

(a)	Altaf Nazerali
(b)	3001-788 Richards Street, Vancouver, British Columbia V6B 0C7 Canada
(c)	Business consultant
(d)	No
(e)	No
(f)	Canada

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person with related entities provided a series of loans to the Issuer, satisfied payables on behalf of the Issuer from personal funds, and rendered services to the Issuer valued in the amount of $1,211,661. The Issuer settled the amount due in two tranches dated November 10, 2020 (as reported on Form 10-Q filed with the Commission on November 19, 2020 and his initial filing on Schedule D filed with the Commission on December 4, 2020), and July 23, 2021(as reported on Form 8-K filed with the Commission on July 29, 2021, and his amended filing on Schedule D filed with the Commission on August 6, 2021) in exchange for shares of the Issuer’s restricted common stock.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person with related entities and certain persons determined to grant voting proxies over the Issuer to Mr. Alkiviades David effective June 30, 2021, to act as an inducement to secure an operating asset or business combination with an enterprise owned or controlled by Mr. David. On October 29, 2021, on the execution of a recission agreement and mutual release dated October 22, 2021, pertaining to intentions expressed in a non-binding term sheet, the voting proxies granted to Mr. David were relinquished by him to the Reporting Person, and two of the Issuer’s then serving directors determined to resign, which actions resulted in a change of control of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)	The Reporting Person beneficially owns and is entitled to vote 26,403,214 shares of the Issuer’s common stock or 77.32% of its outstanding shares.
(b)	The Reporting Person has the sole legal title to the shares of common stock reported hereby with the power to dispose or direct the disposition or voting of said shares.
(c)	Other than as set forth above, there have been no transactions by the Reporting Person in the class of securities reported that were effected during the past sixty (60) days. This is an amended Schedule 13D filed by the Reporting Person.
(d)	The Reporting Person knows of no plans by the Issuer to issue dividends.
(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Person has no knowledge of any contracts, arrangements, understandings or relationships with any person with respect to the securities of the Issuer other than is described in Items 4 and 5 hereto.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibits

The following exhibit is incorporated by reference herewith:

Exhibit No.	Exhibit Name	Exhibit Description	Commission Form	Commission Filing Date
10.01	Recission Agreement and Mutual Release	Recission of non-binding intentions of term sheet.	Form 8-K	11/10/2021

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 10, 2021

/s/ Altaf Nazerali

Altaf Nazerali

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001).